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                               July 16, 2020

       Jeffrey Farber
       Chief Financial Officer
       The Hanover Insurance Group, Inc.
       440 Lincoln Street
       Worcester, Massachusetts 01653

                                                        Re: The Hanover
Insurance Group, Inc.
                                                            December 31, 2019
Form 10-K
                                                            Filed February 24,
2020
                                                            File No. 001-13754

       Dear Mr. Farber:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       December 31, 2019 Form 10-K

       Note 3. Investments, page 87

   1. Please revise future filings to present a rollforward of the allowance for credit losses for all material amounts.
Refer to ASC 326-20-50-13 and ASC 326-30-50-9 for guidance.
       Note 14. Reinsurance, page 111

   2. Please revise future filings to present an aging analysis for your reinsurance recoverables and disclose when you
consider an amount past due. Refer to ASC 326-20-50-14 for
                                                        guidance. To the extent
a significant amount of receivables are past due, please revise
                                                        MD&A to discuss payment
practices and trends and to discuss the impact on your
                                                        liquidity and financial
results.
 Jeffrey Farber
The Hanover Insurance Group, Inc.
July 16, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief at 202-551-3423 with any questions.



FirstName LastNameJeffrey Farber                          Sincerely,
Comapany NameThe Hanover Insurance Group, Inc.
                                                          Division of
Corporation Finance
July 16, 2020 Page 2                                      Office of Finance
FirstName LastName